June 6, 2018

Mr. John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Osisko Gold Royalties Ltd.
Form 40-F for the Fiscal Year Ended December 31, 2017
Filed March 29, 2018
File No. 001-37814

Dear Mr. Reynolds,

This letter responds to the staff’s comments set forth in the June 1, 2018 letter regarding the above-referenced Form 40-F. For your convenience, the staff’s comments are included below in bold font followed by our responses.

Form 40-F for the Fiscal Year Ended December 31, 2017
Exhibit 99.1
Schedule F, page 175

Staff Comment:

We note your disclosure of mineralization for Mantos Blancos of 99Mt with an average grade of 4.88 g/t and your statement that silver mineralization is not included in the resource estimate. Please tell us if your silver mineralization is Canadian National Instrument (NI) 43-101 compliant and, if not, explain the basis for including this estimate in your filing.

________________________________
1100, avenue des Canadiens-de-Montréal, suite 300, Montreal, Québec, Canada H3B 2S2
Telephone (514) 940-0670 - Fax (514) 940-0669
www.osiskogr.com

Response:

Osisko Gold Royalties Ltd is not the owner or operator of the Mantos Blancos mine, and therefore, relies on the information provided by the operator. The deposit has silver mineralization, which is a by-product of the Mantos Blancos copper mine. Mantos Blancos’ National Instrument (NI) 43-101 compliant technical report, states measured and indicated resources of 99 Mt with an average grade of 4.88 g/t.

Within this non-public NI 43-101 report, the independent consultant firm (Golder Associates (“Golder”)) states “The estimates for silver content into Mantos Blancos deposit were developed by Mantos Copper and has not been audited by Golder. The Table 22 below should be taken only as reference due to the associated uncertainties.”

Table from page 68 of the non-public NI 43-101 report.

Given that the silver content of the mineral inventory is not material to the operator, this statement is acceptable in the context of NI 43-101. This estimate based on the operator’s block model was also reviewed by our technical team and was considered to be reasonable. Specifically, the tonnage matches with the measured and indicated resources for the copper mineralization and the silver grades correlate with copper grade. Therefore, the by-product silver is stated for blocks that meet the cut-off grade for the copper resources.

________________________________
1100, avenue des Canadiens-de-Montréal, suite 300, Montreal, Québec, Canada H3B 2S2
Telephone (514) 940-0670 - Fax (514) 940-0669
www.osiskogr.com

Exhibit 99.3
Management’s Discussion and Analysis, page 2

Staff Comment:

We note your disclosure indicating that Gibraltar is a cornerstone asset however your disclosure beginning on page 22 of Exhibit 99.1 does not include Gibraltar as a cornerstone asset. Please clarify and tell us if you consider your cornerstone assets to be material properties.

Response:

We consider our cornerstone assets to be material and the Gibraltar stream should not have been included in the same context as our other cornerstone assets in that paragraph of the Management Discussion and Analysis. You will note that the Gibraltar stream was not presented as a cornerstone asset in the asset map on page 8 of the Management Discussion and Analysis, showing cornerstone assets separately from other cash flowing assets.

The paragraph on page 2 was corrected in the Management’s Discussion and Analysis for the three months ended March 31, 2018 filed on May 3, 2018.

If you have any questions regarding our responses, please do not hesitate to contact the undersigned at (514) 940-0670.

Sincerely,
Osisko Gold Royalties Ltd

/s/Elif Lévesque

Elif Lévesque
Chief Financial Officer

Cc:	Paul, Weiss, Rifkind, Wharton & Garrison LLP
PricewaterhouseCoopers LLP
________________________________
1100, avenue des Canadiens-de-Montréal, suite 300, Montreal, Québec, Canada H3B 2S2
Telephone (514) 940-0670 - Fax (514) 940-0669
www.osiskogr.com